UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No._)

LEOPARD CAPITAL, INC.
(Name of issuer)

Common Stock
(Title of Class of Securities)

52668R 302

(CUSIP Number)

February 9, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52668R 302

(1) Name of Reporting Person: Skyview Industry Limited

I.R.S. Identification No. of above person (entities only): Hong Kong Company

(2) Check the appropriate box if a member of a group:

(a) __

(b) X

(3) SEC Use Only:

(4) Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person with:

(5) Sole Voting Power: 1,993,500

(6) Shared Voting Power: 0

(7) Sole Dispositive Power: 1,993,500

(8) Shared Dispositive Power: 0

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,993,500

(10) Check if the aggregate amount in Row (11) excludes certain shares _____.

(11) Percent of class represented by amount in Row (11): 9.04%

(12) Type of Reporting Person: CO

ITEM 1.        SECURITY AND ISSUER

(a) The name of the Issuer is Leopard Capital, Inc.

(b) The address of the Issuer's principal executive offices is Rooms 2703-04, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

ITEM 2.        IDENTITY AND BACKGROUND

(a) The corporation filing this statement is Skyview Industry Limited.

(b) The address of the principal business office is Flat 28A, 28th Floor, Block A, Mount Parker Lodge, 10 Hong Pak Path, Quarry Bay, Hong Kong.

(c) Citizenship: Hong Kong

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 52668R 302

ITEM 3.        If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         NOT APPLICABLE

ITEM 4.         OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,993,500
(b) Percent of class: 9.04%.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,993,500
(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 1,993,500

(iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        NOT APPLICABLE

ITEM 6.        Ownership of More than Five Percent on Behalf of Another Person.

         NOT APPLICABLE

ITEM 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         NOT APPLICABLE

ITEM 8.        Identification and Classification of Members of the Group

         NOT APPLICABLE

ITEM 9.        Notice of Dissolution of Group

         NOT APPLICABLE

ITEM 10.        CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

/s/ Skyview Industry Limited

Date: March 23, 2004